1018

02055336

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Land Development

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

FILE NO. 82- 1561 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 10/9/02

82-1561

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

2001/2002

Annual Results

AR/S
6-30-02

02 OCT -8 AM 11:18

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2002 amounted to HK$2,153 million, representing a decrease of 51% from that reported in the previous financial year, as the total gross floor area of, as well as the profit from, the development projects completed during the financial year under review were less than those of the previous financial year. The turnover of your Group also showed a decrease of 32% from that of the previous financial year and amounted to HK$6,230 million.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.45 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2002. The total distribution per share of HK$0.80 for the full year, including the interim dividend of HK$0.35 per share already paid, represents a decrease of 27% from the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 12th December, 2002.

BUSINESS REVIEW

Property Market

The local property market witnessed a slowdown following the 9-11 incident in the United States, under an environment of high unemployment and sustained deflation in Hong Kong. On the whole, property prices showed a slight decline as compared with the price levels recorded in the previous financial year.

During the past financial year, the Group made good efforts to promote the pre-sale of its major new developments. These resulted in satisfactory sales recorded in respect of the Group's projects which included the Metro Harbour View, Park Central and Phase 2 of Sereno Verde. Residential properties that were sold by the Group summed up to around 5,800 units and amounted to approximately HK$12.8 billion. Amongst these, approximately 2,300 units which amounted to HK$5.2 billion in total sales proceeds were attributable to the Group.

Completion of Developments

During the financial year under review, the Group completed several developments which amounted to 0.58 million sq.ft. in total attributable area. These included Sereno Verde (Phase 1 and part of Phase 2) at Tai Tong Road, Yuen Long with attributable gross floor area of approximately 260,000 sq.ft., Seaview Crescent at Tung Chung with attributable gross floor area of approximately 240,000 sq.ft., 9 Durham Road with attributable gross floor area of approximately 20,000 sq.ft., Supernova Stand at Mercury Street with attributable gross floor area of approximately 20,000 sq.ft., Wealth House at Castle Peak Road with attributable gross floor area of approximately 20,000 sq.ft., Opulence Height at Castle Peak Road, Yuen Long with attributable gross floor area of approximately 10,000 sq.ft. and Excellent Court at Cheong Lok Street with attributable gross floor area of approximately 10,000 sq.ft. In addition, the Group's joint venture development in respect of Lexi New City Phase VIII and Phase IX located in Panyu in the Guangzhou Province totalling 0.53 million sq.ft. were also completed.

Developments under Sale & Pre-Sale

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Development Progress	Completion Date or Expected Completion Date
Hong Kong						
1. 8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00	Completed	December 2000
2. 1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.04	Completed	January 2000
3. 108 Castle Peak Road (Wealth House)	2,129	16,142	Commercial/ Residential	100.00	Completed	February 2002
4. 28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00	Completed	March 1999
5. 1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00	Completed	May 2000
6. Tung Chung Town Lot No. 1 (Tung Chung Crescent - Blocks 7 to 9)	(Note 1)	863,156	Commercial/ Residential	20.00	Completed	August 1999
7. 28 Mercury Street (Supernova Stand)	5,128	48,939	Residential	36.38	Completed	August 2001
8. 99 Tai Tong Road Yuen Long (Sereno Verde - Phase 1)	(Note 2)	467,738	Residential	44.00	Completed	September 2001
9. 99 Tai Tong Road Yuen Long (Sereno Verde - Phase 2, Blocks 9 & 10)	(Note 2)	140,897	Residential	44.00	Completed	June 2002
10. 99 Tai Tong Road Yuen Long (Sereno Verde - Phase 2, Blocks 13 & 15)	(Note 2)	150,829	Residential	44.00	Superstructure in progress	December 2002
11. 8 Tung Chung Waterfront Road, Tung Chung (Tung Chung Town Lot No. 3) (Seaview Crescent - Blocks 1 to 3)	(Note 3)	898,170	Commercial/ Residential	20.00	Completed	March 2002

12. 933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	Completed	August 2002
13. Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phase 1)	(Note 4)	1,492,028	Commercial/ Residential	24.63 (Note 5)	Completed	August 2002
14. Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phase 2)	(Note 4)	1,469,557	Commercial/ Residential	24.63 (Note 5)	Superstructure in progress	January 2003
15. 198 Yee Kuk Street (City Regalia)	5,218	39,113	Residential	100.00	Completed	September 2002
16. 2 Kwun Tsing Road, So Kwun Wat, Castle Peak Road (Tuen Mun Town Lot No. 374) (Aegean Coast)	456,964	1,249,560	Commercial/ Residential	25.00	Completed	September 2002
17. 8 Fuk Lee Street (Kowloon Inland Lot No. 11127 R.P.) (Metro Harbour View - Phase 1)	(Note 6)	878,703	Residential	72.76	Superstructure in progress	December 2002
18. 8 Fuk Lee Street (Kowloon Inland Lot No. 11127 R.P.) (Metro Harbour View - Phase 2)	(Note 6)	835,699	Residential	72.76	Superstructure in progress	August 2003

Note 1: The site area for the whole of Tung Chung Crescent is 331,537 sq.ft.

Note 2: The site area for the whole of Sereno Verde is 380,335 sq.ft.

Note 3: The site area for the whole of Seaview Crescent is 228,896 sq.ft.

Note 4: The total site area for Phases 1 and 2 is 359,883 sq.ft.

Note 5: The combined percentage interest of the two lots

Note 6: The site for the whole of Metro Harbour View is 228,601 sq.ft.

Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Purpose	Group's Interest (%)	Development Progress	Completion Date or Expected Completion Date
The People's Republic of China						
1. Lot HR-2 Li Wan District Guangzhou (Metro Line One - Changshou Road Station) (Heng Bao Garden)	256,549	1,227,527	Residential	65.45	Completed	June 2001
2. Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong (Fanghua Garden - Luotao South Zone Villa)	1,689,145	2,576,058	Retail/ Residential/ Carparks/ Club	16.36	Completed	December 2001
3. Phase IX of Lexi New City, Shajiao Island, Panyu, Guangdong (Green Island House)	1,805,718	682,621	Residential/ Club	16.36	Completed	February 2002

Local Land Bank

The local property market remained volatile throughout the period under review due to negative developments occurring both in the local as well as overseas markets. The Group adopted a conservative approach in replenishing its land bank and focused its resources to convert agricultural land holdings in hand into development land in the past financial year with a view to bringing down the cost of land replenishment and good progress had been made in this respect.

For the Group's agricultural land lots situate at Lam Tei, Tuen Mun and those located in Ng Uk Tsuen, Sheung Shui, the change in land use into residential development land had taken place in the past financial year and the land conversion premiums were paid in full. These resulted in the replenishment of approximately 980,000 sq.ft. in development gross floor area attributable to the Group. As a further development, the Town Planning Board had also approved the increase of the maximum permitted plot ratio of the agricultural land lots located in Ng Uk Tsuen, Sheung Shui from 3.3 times to 5 times, subject to payment of additional land premium. Also, applications for the change of land use were made in respect of the second phase of the agricultural land plots situate at Tai Tong Road, Yuen Long which, if approved, will be converted into a development site with attributable development gross floor area of approximately 440,000 sq.ft.. As for the agricultural land lots situate at Wu Kai Sha, it is currently estimated this will become a residential development site with maximum permitted plot ratio of 3 times thereby providing attributable development gross floor area of approximately 1.7 million sq.ft.. Good progress has also been made on the redevelopment plan of the Yau Tong Bay project participated by the Group as the relevant sites had been included under the enlarged Yau Tong Bay Comprehensive Development Area in the Cha Kwo Ling / Yau Tong / Lei Yue Mun Outline Zoning Plan as gazetted by the Government in June of this year. Upon approval granted by the Government, this Yau Tong Bay redevelopment project will have attributable development gross floor area of approximately 1.72 million sq.ft.. Also, the agricultural land situate at Wo Hing Road, Fanling is currently estimated to be converted into a residential development of approximately 580,000 sq.ft. in attributable gross floor area. Further, application has been made in respect of the Group's agricultural land lots situate at Ma Sik Road, Fanling North which aimed to seek approval from the Town Planning Board for increasing the maximum permitted residential plot ratio of the site to 5 times, providing around 3 million sq.ft. in attributable development gross floor area for the entire project.

From the Group's listed associates, the old Ma Tau Kok South Plant site of 130,000 sq.ft. located in Kowloon owned by The Hong Kong and China Gas Company Limited had already received approval to be developed as a residential-cum-commercial project of approximately 1.1 million sq. ft. There is no land conversion premium payable in respect of this development project and initial construction work on the project has already begun. Also, Hong Kong Ferry (Holdings) Company Limited has approached the Government for the fixing of land conversion premiums in respect of the future redevelopment plans regarding 222 Tai Kok Tsui Road as well as 6 Cho Yuen Street, Yau Tong with total development floor area of 320,000 sq.ft. and 150,000 sq.ft. respectively.

As at the end of the financial year under review, the total development land bank of the Group amounted to approximately 20.9 million sq.ft. in attributable development floor area and, in addition, the Group holds approximately 22.8 million sq. ft. in agricultural land.

Property Rental

In the financial year under review, total gross rental income of the Group amounted to approximately HK$2,277 million, reflecting an increase of 6% over that recorded in the previous financial year and representing 36% of the total revenue of the Group. Rental income has thus become a steady source of income to the Group. Although office rental in Hong Kong recorded a general downward adjustment and the slowdown in the economy in the past financial year brought along its negative impacts on the local retailing and food sectors, the major retail shopping properties owned by the Group were able to maintain an overall occupancy rate of 93% whilst rental levels generally remained steady. Such resilience shown from the Group's rental property portfolio is mainly a result of the positioning strategy adopted by the Group whereby most of the Group's retail shopping podiums are located in the new towns and right at the existing and planned mass transportation network. Thus, during the financial year under review, there was an increase recorded in the rental level and also an improvement shown in the occupancy in respect of certain retail shopping centres owned by the Group. The success of such positioning strategy was further evidenced by the launch of operation of the Tsueng Kwan O Extension Line by the Mass Transit Railway Corporation on 18th August, 2002 when the Group's retail shopping centres situate at the Phase II and Phase III of the Metro City project experienced a big increase in pedestrian traffic and brought about an increase in business turnover for the tenants of various trades located in these shopping centres. As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 6.6 million sq.ft. In addition, the Group also owns rental carparking space totally 2.5 million sq.ft. attributable to the Group. As for the International Finance Centre located above the Hong Kong Station of the Airport Express Line, which is 47.5% jointly held by the Group and The Hong Kong and China Gas Company Limited as long-term investment properties, leasing result of Phase I of this project was satisfactory. The second phase of this project will comprise an 88-storey office building with gross floor area of 1.95 million sq.ft., as well as retail shopping space and hotel properties of 510,000 sq.ft. and 1.1 million sq.ft. respectively. The whole project will be completed in stages by the end of 2004. As this project is situate right at the centre of the city and is equipped with the most advanced design and high quality construction, it will be another boost to the Group's source of rental income.

Property Management

In light of market competition, the Group has made continuous efforts to develop residential and commercial properties with ancillary facilities that will meet the changing needs of purchasers and tenants. Further, efforts have also been made to design and develop properties that can be easily serviced and managed. There are three wholly-owned property management companies operated by the Group, namely, Hang Yick Properties Management Company Limited ("Hang Yick"), Well Born Real Estate Management Limited ("Well Born") and Goodwill Management Limited, providing professional property management services to various commercial and residential buildings, shopping arcades, industrial and retail shop properties and carparks within the Group's major developments. In addition, these companies have also been awarded property management contracts in respect of a number of housing projects of the Housing Department as well as other private residential developments. Following the good results achieved last year in receiving numerous major awards in the areas of environmental protection, staff training, voluntary services and human resources management, Hang Yick and Well Born again recorded very good results this year, winning a total of 97 open awards.

Henderson Investment Limited ("Henderson Investment") - As at the end of the financial year, the Group held a 73.48% interest in this listed subsidiary. In the financial year ended 30th June, 2002, profit of this company amounted to HK$1,780 million, showing a decrease of 10% as compared with that recorded in the previous financial year. This was mainly due to the substantial income brought about by the two non-recurrent items recorded in the previous financial year, namely, income generated from the disposal of investment in listed securities as well as the spin-off and separate listing of Henderson Cyber Limited. Profit of this company was mainly generated from the steady rental income received and profit contributions derived from the three listed associates during the financial year under review. The Newton Hotel operation and technology business under this company recorded losses, being affected by the overall adverse economic environment in Hong Kong. However, profit contributions continue to be recorded for this company in respect of its retailing business and operating of infrastructure projects in Mainland China. Further, the disposal of equity interests in the retail shopping podium at the City One Shatin brought substantial profit to this company in the financial year under review.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") - 36.42% owned by Henderson Investment: Hong Kong and China Gas reported a slight increase in profit to approximately HK$1.7 billion for the six months ended 30th June, 2002 as compared to the profit of the corresponding period in the previous financial year. The number of customers reached 1,436,984, representing an increase of approximately 5% over that of the previous year. With respect to the energy business of this group, investment in mainland gas projects in line with the environmental policy of the Mainland China has been a long term strategic priority for this group's core business development. In particular, this group has participated in environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East gas pipeline project. During the first eight months of 2002, this group concluded sino-foreign joint venture projects in three mainland cities with a vast territory, large population and prosperous commercial and industrial activities, namely Zhuhai in Guangdong Province, Taizhou in Jiangsu Province and Zibo in Shandong Province, for the transmission of natural gas. Recently, this group had entered into a framework agreement with Nanjing General Gas Company to establish a sino-foreign city gas joint venture and the total investment for the project will be RMB1.2 billion.

This group strives to strengthen its environmentally-friendly energy businesses in Hong Kong by expanding its filling station services to meet the demand for liquefied petroleum gas from the existing 16,000 taxis and 200 light buses. ECO Stations' current market share is approximately 32% and the business of ECO Stations generates steady revenue for this group. On the property development front, besides participating in two large development projects — Two International Finance Centre of Airport Railway Hong Kong Station project and Sai Wan Ho Ferry Concourse project — which are presently under construction, this group agreed with the Company in August to co-operate in the development of Ma Tau Kok South Plant Site which will provide a total gross floor area of over 1.1 million sq.ft., and is expected to be completed in 2005.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry") - 30.98% owned by Henderson Investment: The interim results of Hong Kong Ferry for the six months ended 30th June, 2002 recorded HK$140 million in profit, representing a decrease of 45.8% from that in the same period last year. This group's profit from operations was mainly derived from the pre-sale of the residential units of Metro Harbour View. Subsequent to the successful pre-sale of Phase 1 of Metro Harbour View, Phase 2 was launched in April this year. The accumulated total number of units sold was approximately 1,500. Phases 1 and 2 are expected to be completed by late 2002 and late 2003 respectively, which will eventually generate profit to this group. In addition, this group is negotiating with Government over the land premium in respect of the future redevelopment plans regarding 222 Tai Kok Tsui Road and 6 Cho Yuen Street, Yau Tong.

Miramar Hotel and Investment Company, Limited ("Miramar") - 43.67% owned by Henderson Investment: For the year ended 31st March, 2002, Miramar reported a profit of HK$257 million, representing a substantial increase of 38.6% when compared to that of the previous financial year, as this group managed to improve the operating profitability through stringent cost control and pro-active marketing strategies, and successfully sold several plots of land in California, U.S.A. during the financial year. The occupancy rate and rental income from shopping and office properties remained steady for the financial year.

This group's hotel management business now manages a total of ten hotels and serviced apartments — five in Hong Kong, and five in the Mainland China. In facing the negative impact of the terrorist attack in the U.S., this group's flagship Hotel Miramar recorded a modest decline in its occupancy to 85%. It is expected that China's entry into World Trade Organisation and its hosting of Olympic Games 2008 will facilitate the growth of the tourism industry as well as the economic recovery of Hong Kong, which will benefit the overall business development of this group.

Henderson China Holdings Limited ("Henderson China") - 65.45% owned by the Group: Henderson China recorded a turnover of HK$578 million, representing an increase of 20% compared to the corresponding period in the previous year. Sales of units of Heng Bao Garden, Guangzhou and Phases VIII and IX of Lexi New City, Panyu and rental income were the main contributing sources of profit to this group. In light of the economic growth in Mainland China, it is anticipated that its property market will on the whole experience a gradual and balanced development. As for those major cities which are currently attracting purchasers both locally and from overseas such as Beijing and Shanghai, there exists further potential for value appreciation. This group possesses plentiful development land bank in these cities and conditions gradually appear ripe for development of some of the sites. This group will expedite the steps to develop these projects and will identify suitable joint venture business partners to assist in the development.

Henderson Cyber Limited ("Henderson Cyber") - 66.67% owned by Henderson Investment: Henderson Cyber reported a turnover of HK$67.5 million for the financial year ended 30th June, 2002, representing an increase of 1.4 times over that registered in the previous financial year as a result of the substantial increase shown in its retailing business. Other revenue, mainly represented by interest income from deposits and debt securities, was recorded at a much lower level as compared with that of the previous financial year due to the significant fall in interest rates during the year under review. With the efforts of this group in controlling direct costs, the operating expenses of this group recorded for the year were similar to those registered in the previous financial year. The loss attributable to shareholders for the financial year ended 30th June, 2002 amounted to HK$136 million, after accounting for a HK$71.3 million provision for impairment loss in respect of data centre and network facilities and IT investments as well as a write-off of inventories in the amount of HK$11.3 million. In the long run, this group seeks to integrate its existing businesses and where feasible, to offer "one-stop shopping", while also exploring a range of partnerships and alliances with leading technology companies to accelerate access to technologies and further enhance the relationship with the large customer bases of Henderson Group and Hong Kong and China Gas.

Corporate Finance

In August, 2001, the Group obtained a HK$5.5 billion five-year syndicated loan on favourable terms and only HK$400 million was drawn down from such facility. Also, during the period under review, the Group, on its own initiative, prepaid in full and cancelled two syndicated loans amounting to HK$10.5 billion which were originally due to expire in mid-2002 and in the first quarter of 2003 respectively. However, the Group still possesses abundant committed stand-by funding facilities. Also, in July of this year, the Group reached an agreement with the Urban Renewal Authority to terminate a contract relating to a redevelopment project which included a funding provision commitment earlier made by the Group and this has also resulted in substantial reduction in the future funding requirements of the Group. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, the vast majority of the Group's funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange fluctuation risks is therefore very small. Further, the Group does not participate in any trading activities in foreign exchange derivatives.

PROSPECTS

Economic recovery in the United States has been taking place at a slow pace at a time of uncertainty in the Middle East. However, Mainland China was able to show steady sustained growth. Hong Kong, being right at the southern gateway of Mainland China, is able to benefit from its growth. There are abundant business opportunities to bring about the recovery of the local economy.

In the past, the land policy in Hong Kong was determined and handled by many departments within the Government and has resulted in the over-supply of land. As a consequence, the local property market has been subjected to a long period of slowdown and property prices fell by more than half in value. Recently, the Government implemented changes to its land and housing supply policies, amongst welcoming signs of reduction in the supply of Home Ownership Scheme flats, public housing units and government land sale. Further, the

Government has also made known its intention to adopt suitable measures soon to stabilise the property market. All these will contribute positively to the local property market and will bring about a return of confidence to the value appreciation potential of local residential units. Once the current excess inventories of completed units are absorbed by the market, there will be a promising outlook for the property market.

Your Group has much earlier on adopted a very conservative land replenishment strategy and this has brought about substantial reduction in the completion of projects in recent years, thereby greatly reducing the Group's risk exposure over a period of continual decline in property price. The Group is presently taking the advantage of the prevailing low property prices to acquire more development sites and has made further efforts to hasten up negotiations of land premium with the Government on agricultural land conversions as well as applications for increase in plot ratios of the development sites. From now until the end of 2003, the total number of residential units that the Group plans to launch in pre-sale of properties under construction and sale of completed properties will amount to around 9,500 units. The majority of these units are located in busy urban areas of good demand.

The Group had made appropriate long term plans to increase its rental property portfolio which has resulted in an increase from a total of 2.9 million sq.ft. in attributable gross floor area in 1995 to approximately 7.9 million sq.ft. expected by the end of June, 2003. The Group's recurrent income base will be strengthened substantially, since the Group's rental properties, consisting mainly of large shopping centres in the new towns and Grade A office properties in urban districts at the mass transit railway and mainline railway network, are able to maintain steady rental as well as high occupancy rates. The Group's investments in Hong Kong and China Gas, Henderson China, Hong Kong Ferry and Miramar have all borne fruits in establishing a steady income base with sustainable growth prospect, as well as providing a sound foundation to allow the Group to expand its business in Mainland China and to diversify the Group's business. Your Group possesses abundant financial resources and can fully capture market opportunities that may arise for the expansion of the Group's business.

As the Group has already pre-sold a substantial portion of the major developments to be completed by the end of the current financial year, and as profits will also continue to be generated from the rental properties and the Group's listed associates, it is anticipated that, in the absence of the unforeseen circumstances, the Group's performance will show a steady growth.

Lee Shau Kee
Chairman

Hong Kong, 3rd October, 2002

ANNOUNCEMENT

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2002 amounted to HK$2,153 million, representing a decrease of 51% from that reported in the previous financial year, as the total gross floor area of, as well as the profit from, the development projects completed during the financial year under review were less than those of the previous financial year. The turnover of your Group also showed a decrease of 32% from that of the previous financial year and amounted to HK$6,230 million.

The audited consolidated results for the year ended 30th June, 2002 are as follows:

Consolidated Profit and Loss Account

	Notes	For the year ended 30th June 2002 HK$'000	2001 HK$'000
Turnover	1	**6,229,563**	9,096,254
Direct costs		**(3,669,941)**	(4,509,342)
		2,559,622	4,586,912
Other revenue		**173,094**	157,440
Other net income	2	**96,859**	161,370
Selling and marketing expenses		**(383,007)**	(561,702)
Administrative expenses		**(444,187)**	(461,553)
Other operating (expenses) / income	3	**(249,874)**	203,798
Profit from operations	1	**1,752,507**	4,086,265
Finance costs	5(a)	**(97,643)**	(207,288)
Non-operating income	4	**21,309**	533,374
		1,676,173	4,412,351
Share of profits less losses of associates		**1,562,716**	1,447,518
Share of profits less losses of jointly controlled entities		**(152,937)**	(74,317)
Profit from ordinary activities before taxation	5	**3,085,952**	5,785,552
Taxation	6(a)	**(388,311)**	(531,413)
Profit from ordinary activities after taxation		**2,697,641**	5,254,139
Minority interests		**(544,492)**	(860,129)
Profit attributable to shareholders		**2,153,149**	4,394,010
Dividends attributable to the year:	7		

Interim dividend declared during the year		**602,749**	947,177
Final dividend proposed after the balance sheet date		**774,963**	947,177
		1,377,712	1,894,354
Earnings per share	8	**HK$1.25**	HK$2.55

Notes to the Consolidated Profit and Loss Account

1 **SEGMENTAL INFORMATION**

The principal activities of the Group during the year consisted of property development, property leasing, finance, building construction, infrastructure business, hotel operation, department store operation, project management, property management and investment holding.

The Group's turnover and contribution from operations are analysed as follows:

By business segment:

For the year ended 30th June, 2002

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building con-struction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Elimi-nations HK$'000	Consoli-dated HK$'000
Turnover	1,744,622	2,067,717	174,676	953,980	220,992	122,936	142,212	802,428	—	6,229,563
Other revenue	—	—	2,199	—	532	737	1,661	154,561	—	159,690
External revenue	1,744,622	2,067,717	176,875	953,980	221,524	123,673	143,873	956,989	—	6,389,253
Inter-segment revenue	—	209,517	16,083	814,131	—	1,740	—	15,855	(1,057,326)	—
Total revenue	1,744,622	2,277,234	192,958	1,768,111	221,524	125,413	143,873	972,844	(1,057,326)	6,389,253
Segment result	57,492	1,466,404	138,772	53,683	145,334	(8,666)	2,022	155,812		2,010,853
Inter-segment transactions	346	(137,254)	(16,083)	(36,931)	—	50,634	23,613	53,400		(62,275)
Contribution from operations	57,838	1,329,150	122,689	16,752	145,334	41,968	25,635	209,212		1,948,578
Bank interest income										13,404
Unallocated operating expenses net of income										(209,475)
Profit from operations										1,752,507

For the year ended 30th June, 2001

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building con-struction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Elimi-nations HK$'000	Consoli-dated HK$'000
Turnover (Note)	4,997,855	1,959,693	613,789	367,105	160,926	136,716	188,252	671,918	—	9,096,254
Other revenue	36,012	—	—	9,397	—	—	3,981	35,188	—	84,578
External revenue	5,033,867	1,959,693	613,789	376,502	160,926	136,716	192,233	707,106	—	9,180,832
Inter-segment revenue	—	198,495	84,456	1,068,278	—	1,500	—	29,954	(1,382,683)	—
Total revenue	5,033,867	2,158,188	698,245	1,444,780	160,926	138,216	192,233	737,060	(1,382,683)	9,180,832
Segment result	1,196,864	1,505,811	619,502	194,745	107,730	(7,480)	(13,150)	348,259		3,952,281
Inter-segment transactions	265,069	(202,748)	(84,456)	(179,108)	—	55,120	88,338	55,953		(1,832)
Contribution from operations	1,461,933	1,303,063	535,046	15,637	107,730	47,640	75,188	404,212		3,950,449
Bank interest income										72,862
Unallocated operating income net of expenses										62,954
Profit from operations										4,086,265

By geographical segment:

For the year ended 30th June, 2002

	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**5,421,880**	**807,683**	**6,229,563**
Other revenue	**152,299**	**7,391**	**159,690**
External revenue	**5,574,179**	**815,074**	**6,389,253**

For the year ended 30th June, 2001

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover (Note)	8,433,194	663,060	9,096,254
Other revenue	82,618	1,960	84,578
External revenue	8,515,812	665,020	9,180,832

Note: Turnover for the year ended 30th June, 2001 has been restated to exclude bank interest income of HK$72,862,000, which has been reclassified as other revenue to conform with the current year's presentation.

2 OTHER NET INCOME

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Profit on disposal of investment in securities	**2,285**	101,272
Profit / (loss) on disposal of fixed assets	**92,789**	(1,029)
Others	**1,785**	61,127
	96,859	161,370

3 OTHER OPERATING (EXPENSES) / INCOME

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Provision for diminution in value of properties written back	**—**	513,622
Provision for diminution in value of properties	**(57,722)**	(132,635)
Others	**(192,152)**	(177,189)
	(249,874)	203,798

4 NON-OPERATING INCOME

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
(Loss) on disposal / profit on partial disposal of interest in subsidiaries (Note a)	**(4,417)**	582,181
Profit / (loss) on disposal of interest in associates and a jointly controlled entity	**32,842**	(4,461)
Deficit on revaluation of investment in securities	**(52,984)**	(41,563)
Impairment loss in value of investment securities	**(11,002)**	(16,953)
Impairment loss on property, plant and equipment	**(60,260)**	—
Reversal of impairment loss / (impairment loss) in value of associates	**120,000**	(11,462)
Impairment loss in value of a jointly controlled entity	**—**	(49,251)
Profit realised on dilution of interest in a subsidiary (Note b)	**34,456**	75,789
Amortisation of goodwill	**(38,000)**	—
Goodwill written off	**—**	(4,408)
Others	**674**	3,502
	21,309	533,374

Note a: Profit on partial disposal of interest in a subsidiary in 2001 represented profit arising on the spin-off of Henderson Cyber Limited on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited in the prior year.

Note b: The gain arising on dilution of interest in a subsidiary was included in capital reserve and the amount to be released to the consolidated profit and loss account is based on the disposal of interest of the undeveloped underlying properties of the subsidiary prior to completion to third parties.

5 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging / (crediting):

(a) Finance costs

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Interest on borrowings	**518,208**	982,107
Finance charges on obligations under finance leases	**226**	162
Other borrowing costs	**160,298**	384,658
	678,732	1,366,927
Less: Amount capitalised *		
- interest	**(438,843)**	(816,367)
- other borrowing costs	**(142,246)**	(343,272)
	97,643	207,288

* Borrowing costs have been capitalised at rates ranging from 3.13% to 3.96% (2001: from 6.18% to 6.54%) per annum.

(b) Items other than those separately disclosed in notes 1 to 5(a):

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Amortisation and depreciation	**116,819**	108,660
Less: Amount capitalised	**(679)**	(2,784)
	116,140	105,876
Staff costs	**751,694**	743,243
Less: Amount capitalised	**(30,677)**	(47,702)
	721,017	695,541
Cost of sales		
- completed properties for sale	**1,548,107**	3,062,078

6 **TAXATION**

(a) Taxation in the consolidated profit and loss account represents:

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
The Group		
- Hong Kong	**147,567**	325,146
- Outside Hong Kong	**13,078**	7,109
Associates	**222,397**	191,297
Jointly controlled entities	**5,269**	7,861
	388,311	531,413

Provision for Hong Kong profits tax has been made at 16% (2001: 16%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

7 **DIVIDENDS**

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Interim dividend declared and paid of HK$0.35 per share (2001: HK$0.55 per share)	**602,749**	947,177
Final dividend proposed after the balance sheet date of HK$0.45 per share (2001: HK$0.55 per share)	**774,963**	947,177
	1,377,712	1,894,354

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8 **EARNINGS PER SHARE**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,153,149,000 (2001: HK$4,394,010,000) and on 1,722,140,000 ordinary shares (2001: 1,722,140,000 ordinary shares) in issue during the year. There was no potential dilution of earnings per share for both years.

9 **COMPARATIVE FIGURES**

Due to the adoption of revised and new SSAPs during the current year, the presentation of the consolidated profit and loss account has been revised to comply with the new requirements. Accordingly, certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.45 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2002. The total distribution per share of HK$0.80 for the full year, including the interim dividend of HK$0.35 per share already paid, represents a decrease of 27% from the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 12th December, 2002.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 5th December, 2002 to Tuesday, 10th December, 2002, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 4th December, 2002.

FINANCIAL REVIEW

Review of results

During the year ended 30th June, 2002, the Group's turnover showed a decrease and amounted to approximately HK$6,230 million (2001: HK$9,096 million) when compared to that recorded in the previous financial year.

The Group's profit attributable to shareholders decreased to approximately HK$2,153 million (2001: HK$4,394 million) in the period under review mainly due to a large reduction in the Group's development completion to a very low level of 580,000 sq. ft. and this can also be partly accounted for by a substantial non-recurrent item recorded in the previous financial year, namely, income generated from the spin-off and separate listing of the Henderson Cyber Limited.

Contribution from operation related to the property development business of the Group amounted to approximately HK$58 million (2001:HK$1,462 million) based on a turnover of approximately HK$1,745 million (2001: HK$4,998 million) recorded in the year under review due to very low development footage completed as compared to the previous year and the lower sale price of the property units sold by the Group under a period of slowdown in the local property market.

The Group's profit from rental properties amounted to approximately HK$1,329 million (2001: HK$1,303 million) in the financial year under review based on gross rental of approximately HK$2,068 million (2001: HK$1,960 million). Against a background of general decline in the investment property market, such resilience shown from the Group's rental property portfolio was mainly a result of the specific positioning strategy adopted by the Group whereby rental retail shopping centres of the Group situate right in the centre of new towns and with scheduled opening of mass transportation railway stations such as the Metro City Plaza and Sunshine City Plaza actually witnessed an increase in rent level over the period under review.

Profit from the finance services of the Group that was related to the housing mortgage loan business extended to end-buyers of the Group's development properties amounted to approximately HK$123 million (2001: HK$535 million) for the period under review mainly due to the reduction of the total loan portfolio as a portion of such loans were prepaid and the fall in interest income following the substantial decline in local rates in the market.

Building construction activities of the Group, which are mainly catered to the developments participated by the Group contributed approximately HK$17 million (2001: HK$16 million) in profit in the financial year in review.

The Group's profit which was contributed from its investment in infrastructure projects in Mainland China held through a subsidiary of the Group, namely, China Investment Group Limited, increased to approximately HK$145 million as compared to HK$108 million recorded for the last eight months in the previous financial year after China Investment Group Limited became a subsidiary of the Group.

Contribution from operation in respect of hotel operation of the Group, before rental payable to fellow subsidiaries of the Group as represented by adjustment in inter-segment transaction of approximately HK$51 million (2001: HK$55 million), amounted to approximately HK$42 million (2001: HK$48 million) due to slight decrease in room tariffs recorded during the period under review. Contribution from operation in respect of the Group's department store operation, before rental payable to fellow subsidiaries of the Group as represented by adjustment in inter-segment transaction of approximately HK$24 million (2001: HK$88 million), was registered at a lower level as compared to that of the previous financial year and amounted to approximately HK$26 million (2001: HK$75 million) in the past financial year due to fall in consumer spending under the prevailing deflationary environment.

Other business activities of the Group registered a combined profit of approximately HK$209 million (2001: HK$404 million in profit) in the financial year under review. The decrease recorded over the past year was mainly reflected by sizeable interest income received in the previous financial year.

Share of profit less losses of associates of the Group reached a total amount of approximately HK$1,563 million (2001: HK$1,448 million). In particular, the Group's share of profit from the three listed associates continued to increase in the financial year under review and amounted to approximately HK$1,510 million (2001: HK$1,411 million) which evidenced the resilient and recurrent nature of this income source. However, share of profit less losses of jointly controlled entities of the Group being mainly engaged in property development and property investment activities recorded a loss of approximately HK$153 million (2001: HK$74 million) after inclusion of provisions made in respect of diminution in value of properties during the period under review.

Liquidity, financial resources and capital structure

The Group's total net bank borrowings after deducting cash holdings of approximately HK$1,372 million amounted to approximately HK$10,791 million as at the end of the financial year under review. Except for a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are summarised respectively as follows:

	2002 (In HK$'000)	2001 (In HK$'000)
Bank Loans and Borrowings Repayable:		
Within 1 year	**2,300,483**	1,808,398
After 1 year but within 2 years	**5,237,320**	7,548,962
After 2 years but within 5 years	**4,010,185**	4,018,752
After 5 years	**615,275**	96,980
Total Bank Loans and Borrowings	**12,163,263**	13,473,092
Less: Cash at bank and in hand	**(1,372,177)**	(1,581,501)
Total Net Bank Borrowings	**10,791,086**	11,891,591

The Group's interest expense was recorded at approximately HK$98 million (2001: HK$207 million) for the financial year under review and showed a substantial decrease under a low interest rate environment. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature.

As of 30th June, 2002, shareholders' funds of the Group amounted to approximately HK$56,852 million (2001: HK$57,260 million) representing a slight decrease of 0.7% from the level recorded as at the end of the previous financial year. The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains low in comparison. With substantial committed banking facilities in place, and continuous cash inflow from a solid base of recurrent income, the Group has adequate sources for funding its ongoing operations as well as its future expansion.

Gearing ratio & financial management

As at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' funds amounted to 19% (2001:20.8%). Profit from operations of HK$1,753 million covered the net interest expense before capitalisation of HK$679 million by 2.6 times for the financial year under review (2001: 3.0 times).

Expenditures incurred on land acquisitions, which relate to payments in respect of acquisition of agricultural land and land conversion premiums as well as acquisition of development land, amounted to approximately HK$437 million (2001: HK$45 million) in the financial year under review. Assets of the Group had not been charged to any third parties in the financial year under review except for a very small portion of banking facilities that was extended to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's listed subsidiary, Henderson China Holdings Limited, a portion of its borrowings was denominated in Renminbi during the financial year under review to fund its property projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. As of 30th June, 2002, the outstanding currency swap of the Group amounted to HK$758 million in relation to an outstanding bond issued by the Group in overseas financial market.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 3rd October, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of the Company will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Tuesday, 10th December, 2002 at 12:30 p.m. to transact the following businesses:

1. To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a Final Dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution; and

(b) the expression "Relevant Period" shall for the purposes of this Resolution have the same meaning as assigned to it under Ordinary Resolution (A) set out in the notice convening this Meeting.

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the

Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) above provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$3,600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$4,200,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$2.00 each up to but not exceeding 300,000,000."

By Order of the Board
John Yip
Secretary

Hong Kong, 3rd October, 2002

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Thursday, 5th December, 2002 to Tuesday, 10th December, 2002, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 4th December, 2002.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2002 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$4,200,000,000 as and when required.

Please also refer to the published version of this announcement in South China Morning Post.